Exhibit 3.8

FINISAR CORPORATION
CERTIFICATE OF AMENDMENT
OF
RESTATED CERTIFICATE OF INCORPORATION
(Pursuant to Section 242 of the General Corporation Law of the State of Delaware)
     Finisar Corporation, a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY:
     1. Paragraph A of Article Fourth of the Restated Certificate of Incorporation of the Corporation, filed with the Secretary of State of the State of Delaware on November 15, 1999 (the “Restated Certificate of Incorporation”), is amended to read in its entirety as follows:
     “A. The total number of shares of all classes of stock which the Corporation will have authority to issue is seven hundred fifty-five million (755,000,000), consisting of:
1. Five million (5,000,000) shares of preferred stock, par value one-tenth of one cent ($0.001) per share (the “Preferred Stock”); and
2. Seven hundred fifty million (750,000,000) shares of common stock, par value one-tenth of one cent ($0.001) per share (the “Common Stock”).
     Upon the effectiveness of the Certificate of Amendment of Restated Certificate of Incorporation (the “Effective Time”), each eight (8) shares of the Corporation’s Common Stock, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time (the “Old Common Stock”), will automatically and without any action on the part of the respective holders thereof be combined, reclassified and changed into one (1) share of Common Stock, par value $0.001 per share, of the Corporation (the “New Common Stock”). Notwithstanding the immediately preceding sentence, in lieu of any fractional interests in shares of New Common Stock to which any stockholder would otherwise be entitled pursuant hereto (taking into account all shares of capital stock owned by such stockholder), such stockholder shall be entitled to receive a cash payment equal to the fraction to which such holder would otherwise be entitled multiplied by the closing price of a share of New Common Stock on the Nasdaq Global Select Market immediately following the Effective Time. The combination and conversion of the Old Common Stock shall be referred to as the “Reverse Stock Split.”
     The Corporation shall not be obligated to issue certificates evidencing the shares of New Common Stock outstanding as a result of the Reverse Stock Split unless and until the certificates evidencing the shares held by a holder prior to the Reverse Stock Split are either delivered to the Corporation or its transfer agent, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. Each stock certificate that, immediately prior to the Effective Time, represented shares of Old Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified (as well as the right to receive cash in lieu of any fractional shares of New Common Stock as set forth above), provided, however, that each holder of record of a certificate that represented shares of Old Common Stock shall receive, upon surrender of such certificate, a new certificate representing the number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified, as well as any cash in lieu of fractional shares of New Common Stock to which such holder may be entitled as set forth above.”
     2. The foregoing amendment of the Restated Certificate of Incorporation has been duly approved by the Board of Directors of the Corporation in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
     3. The Corporation’s stockholders approved the amendment of the Restated Certificate of Incorporation of the Corporation as required by the Bylaws of the Corporation and in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
     4. This Certificate of Amendment of Restated Certificate of Incorporation shall be effective on September 25, 2009, at 4:30 p.m., Eastern Daylight Time.
     IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of Restated Certificate of Incorporation of the Corporation to be signed this 25th day of September, 2009.

FINISAR CORPORATION
By:	/s/ Stephen K. Workman
	Name:	Stephen K. Workman
	Title:	Senior Vice President, Finance, and CFO